Exhibit to Form 12b-25
                                   Part IV (3)

     It is anticipated the Registrant's results of operations for the three and six month periods ended September 30, 2002 will be significantly different from the corresponding previous fiscal year. The net earnings for the current fiscal year will be significantly more than the previous fiscal year primarily as a result of the following:

Three months ended September 30, 2002:
The Company's net earnings of $62,952 for the period ended September 30, 2002 compared to a net loss of $81,799 for the period ended September 30, 2001, an increase in net earnings of 177%. The major components of this increase included the following:
     The Personal Trust Segment's revenue increased approximately $125,000 primarily as a result of an increase in the number of trust, investment or other accounts serviced by the Company.
     The Corporate Trust Segment reflected a net refund of approximately $7,000 from the Company's E & O insurance carrier, in connection with the Stevens Bankruptcy Proceeding, in its Selling and Administrative expense in the three months ended September 30, 2002 as compared to the expensing of approximately $247,000 of costs incurred through September 30, 2001 associated with the Stevens Bankruptcy Proceeding in the three month period ended September 30, 2001.

These above items were partially offset by the following:
     Corporate Trust Segment interest earnings on fee-based investment balances decreased to approximately $77,000 for the three months ended September 30, 2002, compared to approximately $144,000 in the comparable prior period, reflecting a reduction in interest rates and the funds available for investment.
     The Personal Trust segment's general and administrative expenses increase of approximately $47,000 was primarily due to an increase in staff personnel costs, which included a new business development officer, in the three month period ended September 30, 2002 as compared to the comparable prior period.

Six months ended September 30, 2002:
The Company's net earnings of $35,386 for the period ended September 30, 2002 compared to a net loss of $10,279 for the period ended September 30, 2001, an increase in net earnings of 244%. The major components of this increase included the following:
     The Personal Trust segment's trust revenue increased $181,430 for the period ended September 30, 2002, compared to the prior period primarily as a result of an increase in the number of trust, investment, or other accounts serviced by the Company.
     Revenue from the Corporate Trust segment's IRA servicing activities increased $20,571 for the period ended September 30, 2002, compared to the prior period primarily due to collection of past due institutional maintenance fees, as well as higher fees due to the increase in the number of IRA's serviced by the Company.
     Revenue from the Personal Trust segment's IRA servicing activities increased $15,345 for the period ended September 30, 2002, compared to the prior period primarily due to the increase in the number of IRA's serviced by the Company.
     The Corporate Trust segment's general and administrative expenses decreased in the aggregate $172,346 for the period ended September 30, 2002, compared to the prior period primarily as a result of a reduction in expenses associated with the Stevens Bankruptcy Proceeding. Approximately $32,000 was expensed in the six months ended September 30, 2002, net of approximately $72,000 in reimbursements by the Company's E & O insurance carrier as compared to the expensing of approximately $247,000 of costs in the six months ended September 30, 2001.

These above items were partially offset by the following:
     The Corporate Trust segment's bond servicing revenue decreased $240,956 for the period ended September 30, 2002, compared to the prior period primarily due to a decrease in interest related earnings brought about by lower interest rates and trust investment account balances.
     The Personal Trust segment's general and administrative expenses increased in the aggregate $110,104 for the period ended September 30, 2002, compared to the prior period. The increased expenses included staff personnel cost, including the addition of a new business development officer, which were partially offset by reduced sales consulting services/commissions in the six months ended September 30, 2002, as compared to the comparable prior period.